UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                           Delta Petroleum Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    247907207
                                    ---------
                                 (CUSIP Number)


                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]     Rule 13d-1(b)
            [X]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 247907207                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       4,363,930
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,363,930
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,363,930
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA, PN
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 247907207                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       3,499,145
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,499,145
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,499,145
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 247907207                    13G                     Page 4 of 8 Pages
-------------------                                            -----------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       4,363,930
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,363,930
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,363,930
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 2 to the Schedule 13G (this "Amendment No. 2") is being filed with respect to the Common Stock of Delta Petroleum Corporation, a company organized under the laws of Delaware (the "Company"), to amend the Schedule 13G filed on August 19, 2005, as amended by that certain Amendment No. 1 thereto filed on February 13, 2006 (as so amended, the "Schedule 13G"). This Amendment No. 2 is being filed in connection with the annual requirement to report changes in beneficial ownership not otherwise reported. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4              Ownership:
                    ---------

Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

                    A. Touradji Capital Management, LP
                       -------------------------------

                    (a) Amount beneficially owned: 4,363,930 shares of Common Stock as of December 31, 2006, consisting of the sum of (i) 4,263,930 shares of Common Stock held directly by Touradji Global Resources Master Fund, Ltd. ("Global Resources") and another investment fund (together with Global Resources, the "Funds"); and (ii) 100,000 shares of Common Stock that would be received on exercise of call options held by Global Resources to purchase shares of Common Stock ("Options").

                    (b) Percent of Class: 8.2%. The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon a total of 53,526,000 outstanding shares of Common Stock consisting of the sum of (i) 53,426,000 shares of Common Stock outstanding as of November 7, 2006, as reported on the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2006; and (ii) 100,000 shares of Common Stock that would be received on exercise of Options.

                    (c) (i)    Sole power to vote or direct the vote: -0-
                        (ii)   Shared power to vote or direct the vote:
                               4,363,930
                        (iii)  Sole power to dispose of or direct the
                               disposition: -0-
                        (iv)   Shared power to dispose of or direct the
                               disposition of: 4,363,930

                    B. Touradji Global Resources Master Fund, Ltd.
                       -------------------------------------------

                    (a) Amount beneficially owned: 3,499,145 shares of Common Stock as of December 29, 2006, consisting of the sum of (i) 3,399,145 shares of Common Stock and (ii)

                    100,000 shares of Common Stock that would be received on exercise of the Options.

                    (b) Percent of Class: 6.5%.

                    (c) (i)    Sole power to vote or direct the vote: -0-
                        (ii)   Shared power to vote or direct the vote:
                               3,499,145
                        (iii)  Sole power to dispose of or direct the
                               disposition: -0-
                        (iv)   Shared power to dispose of or direct the
                               disposition of: 3,499,145

                    C. Paul Touradji
                       -------------

                    (a) Amount beneficially owned: 4,363,930 shares of Common Stock as of December 29, 2006, consisting of the sum of (i) 4,263,930 shares of Common Stock held directly by the Funds; and (ii) 100,000 shares of Common Stock that would be received on exercise of the Options.

                    (b) Percent of Class: 8.2%.

                    (c) (i) Sole power to vote or direct the vote: -0-
                        (ii)   Shared power to vote or direct the vote:
                               4,363,930
                        (iii) Sole power to dispose of or direct the disposition: -0-
                        (iv) Shared power to dispose of or direct the disposition of: 4,363,930

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 10             Certification:
                    -------------

                    Each of the Reporting Persons hereby makes the following certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007


                              TOURADJI CAPITAL MANAGEMENT, LP
                              By: Touradji Capital GP, LLC, its general partner

                              By: Paul Touradji, Managing Member

                              By:  /s/ Thomas S. Dwan
                                   ---------------------------------------------
                                   Name:   Thomas S. Dwan
                                   Title:  Attorney-in-fact



                              TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.

                              By: Paul Touradji, Director

                              By:  /s/ Thomas S. Dwan
                                   ---------------------------------------------
                                   Name:   Thomas S. Dwan
                                   Title:  Attorney-in-fact



                              PAUL TOURADJI


                              By:  /s/ Thomas S. Dwan
                                   ---------------------------------------------
                                   Name:   Thomas S. Dwan
                                   Title:  Attorney-in-fact


               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G
                                 WITH RESPECT TO
                          DELTA PETROLEUM CORPORATION]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated February 14, 2007, by and among Touradji Capital Management, LP, Touradji Global Resources Master Fund, Ltd. and Mr. Paul Touradji.